July 18, 2024

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  James Giugliano

Adam Phippen

Re:      Qurate Retail, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 28, 2024

Form 8-K Filed May 8, 2024

File No. 001-33982

Dear Mr. Giugliano and Mr. Phippen,

Set forth below are responses to the comments contained in the Staff’s letter to Brian J. Wendling, Chief Accounting Officer and Principal Financial Officer of Qurate Retail, Inc. (“QRI”), dated July 8, 2024, regarding the QRI Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) and the QRI Form 8-K filed on May 8, 2024 (the “Form 8-K”).  For your convenience, each of our responses below is preceded by the Staff’s comment. All section references refer to the corresponding sections of the Form 10-K and Form 8-K, as applicable and unless otherwise noted, all page references in our responses are to the pages in the Form 10-K and Form 8-K, as applicable. Terms used but not defined herein have the meanings ascribed to them in the Form 10-K and Form 8-K, as applicable.

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Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Estimates

Fair Value Measurements of Non-Financial Instruments, page II-12

1.	Comment: Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. If a reporting unit is at risk of failing, you should disclose:
●	the percentage by which fair value exceeded carrying value at the date of the most recent test;
●	the amount of goodwill allocated to the reporting unit;

●	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
●	a discussion of the degree of uncertainty associated with the assumptions; and
●	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(b)(3) of Regulation S-K.

Response:  As noted in Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Estimates- Fair Value Measurements of Non-Financial Instruments (“Item 7”) and in Note 5 to the accompanying consolidated financial statements, during the fourth quarter of 2023 there was an impairment of goodwill at the QxH reporting unit. On page II-42, we disclose that the estimated fair value of the QxH reporting unit did not significantly exceed its carrying value as of December 31, 2023. Additionally, on page II-42, we provide a detailed description of the method used in calculating the impairment. In future filings, in the event of a goodwill impairment, we will include the information above in Item 7 in addition to the notes to the accompanying consolidated financial statements. In addition, we currently state in Item 7 the key assumptions used in our quantitative goodwill impairment analysis.  In future filings, we will add a sentence to Item 7 stating that “changes in the key assumptions and inputs described could lead to a further impairment.”

In future periods, to the extent that we perform a quantitative impairment test and determine that no impairment is necessary but that the reporting unit is at risk of failing in the future, we will provide the required disclosures as described in Item 303(b)(3) of Regulation S-K.

Audited Financial Statements

Notes to Consolidated Financial Statements

(6) Debt, page II-43

2.	Comment: We note your disclosure on page II-46 that QVC's leverage ratio was greater than 3.5 to 1.0 and as a result QVC is restricted in its ability to pay dividends. Please tell us your consideration of providing the disclosures required by Rule 4-08(e)(3)(ii) of Regulation SX and your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

Response: As noted on page II-46, the leverage ratio of greater than 3.5 to 1.0 places certain restrictions on paying unlimited dividends to the parent.  In the same paragraph, we disclose that certain payments related to outstanding principal and interest related to the indebtedness of parent entities and payments related to tax obligations of QVC and its subsidiaries under the intercompany tax sharing arrangement are unrestricted. We note that the total unrestricted payments related to the items noted above, allowed under the indenture, were greater than QVC’s total adjusted net assets (related to an intercompany note), as of December 31, 2023.  Therefore, we considered all of QVC’s net assets to be unrestricted as of December 31, 2023.  We will continue to monitor the calculation on a go forward basis and to the extent the restricted net assets of QVC exceed 25% of the net assets of QRI, we will give consideration to providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

Form 8-K Filed May 8, 2024

Exhibit 99.1, page 1

3.	Comment: Please present the most directly comparable GAAP measures with equal or greater prominence to your non-GAAP measures. For example, on page 1 you discuss Adjusted OIBDA and Adjusted OIBDA in constant currency; however there is no discussion of GAAP operating income (loss). Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:  In response to the Staff’s comment, in future filings, we will present the most directly comparable GAAP financial measure with equal or greater prominence to the non-GAAP measures.

Schedule 3, page 11

4.	Comment: Adjustments to arrive at a non-GAAP measure should not be presented net of tax as presented in this schedule. Rather, income taxes should be shown as a separate adjustment and clearly explained. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:  In response to the Staff’s comment, in future filings, to the extent we continue to present Schedule 3, we will show income taxes as a separate adjustment with a clear explanation in this schedule.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (720) 875-5437.

Very truly yours,
/s/ Brian J. Wendling
Brian J. Wendling

cc:	Renee L. Wilm – Qurate Retail, Inc.

Stuart McMullen – KPMG LLP